September 6, 2006

Mr. Michael Moran
Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:      Steven Madden, Ltd.
         Form 10-K for the fiscal year ended December 31, 2004
         Filed March 16, 2005

         Form 10-K for the fiscal year ended December 31, 2005
         Filed March 14, 2006

Dear Mr. Moran:

This letter is in response to your letter dated August 10, 2006 to Arvind Dharia, Chief Financial Officer of Steven Madden, Ltd. (the "Company"). We appreciate and share in the Staff's objective to enhance the overall disclosure in our filings.

Our response to your comment is set forth below. For your convenience, we have also included the text of your comment.

Form 10-K for the Year Ended December 31, 2004
----------------------------------------------

Note K - Operating Segment Information, page F-26
-------------------------------------------------

     1. We have read your response to our comment included in our letter dated March 30, 2006. In your response you note the following:
               o Margins by brand are affected by differences in off-price sales, markdowns and allowances;
               o The net margin of a brand is affected by the maturity of the brand;
               o    Mature brand margins start to decrease.

          We note that all of the above support disaggregated presentation of your brands as reportable segments. Further, with respect to the reporting practices of other companies in the fashion and footwear industry we believe that other companies do present separate segments by brand and distribution channels. Furthermore, our analysis of your company's compliance with the reporting requirements of SFAS 131 was focused on the materials you have provided to us and the requirements of SFAS 131. As such, other companies in your industry may be impacted

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

          by different facts and circumstances than yours. Based upon the materials that you have provided to us, along with your responses to our prior comments, we continue to believe that you should present disaggregated reportable segments. Until you comply with our comment we will not consider our review completed and we will not declare any future registration statement effective.

          Company Response
          ----------------

          After reading your most recent comments, we have reexamined SFAS 131 in great detail and have reevaluated our policy for segment reporting. Our detailed analysis of our business under the parameters of SFAS 131 requires an understanding of some of the structural changes that have impacted our business during the last several months.

          Towards the end of 2005, the Company aggressively sought to increase revenues and market share by expanding the demographic appeal and reach of our footwear product offerings. As part of this strategy, the Company has recently added several new brands and has acquired a new company. Some of our new brands that began shipping product in the last nine months include SMNY, Jump for Women, Jump for Men, Natural Comfort, Rule for Women and Rule for Men. We acquired Daniel M. Friedman on February 7th of this year. The Company plans to continue adding brands in the near future such as Steven Mens and Little Miss Comfort.

          Our assessment under of SFAS 131 focused on paragraphs 10 and 17. Paragraph 10 defines an operating segment as a component of an enterprise that satisfies three parameters. We evaluated each parameter as follows:

          a. An operating segment engages in business activities from which it may earn revenues and incur expenses. All our brands earn revenues and they incur expenses included in cost of goods sold. Beyond the cost of goods sold and a few direct expenses such as salesmen commissions, a brand does not incur direct expenses. For example, product design is a corporate department. The addition of a new brand does not necessarily require that additional resources be allocated to the design department resulting in additional expenses. Management reviews the projected sales levels and the number of SKU's for the entire Company when allocating resources to the design department. Thus, the addition of or the growth of one division will not result in additional design expenses if the increase in business activity is offset by a decline of another division. This analysis will hold true for production, sales and administrative expenses, all of which are maintained on a corporate basis. With the exception of some direct expenses as noted above, our individual brands do not incur direct expenses.

          b. An operating segment's results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. The Company's chief operating decision maker is its COO. Our COO monitors sales, gross profit, customer orders and inventory levels on a brand-by-brand basis. This is demonstrated by the four reports we sent you in our reply to your January 11th letter. As you might recall, we sent you the following reports:

                    o Steve Madden Retail Divisional Flash Report. This report gives comparative sales and gross margin data on a store-to-store basis.
                    o Steve Madden Actual & Plan Sales Report. This report supplies the COO with comparative sales, booking and gross margin data for the wholesale divisions.
                    o Order Register By Div/Sol/Sty. This report lists all new sales orders received that have a sell price that is different than the Company's regular selling price.
                    o Available to Sell Report. This report lists inventory that is available to sell for each individual style.

               These reports, which are reviewed by the COO on a daily basis, supply him with data regarding sales, gross profit, customer orders and inventory levels. The COO utilizes these reports to plan and allocate resources for inventory purchases. Managing inventory levels on a brand-by-brand basis is crucial to the success of the business. Other than inventory planning and the direct expenses mentioned previously, the COO does not allocate resources on a brand basis. As explained in the preceding paragraph, cost centers are structured on a corporate level, and thus the COO allocates resources on a corporate level. The COO will not allocate design resources to a specific brand if it exhibits an increase in sales. However, if the combined wholesale division is realizing an increase in revenues, the COO may decide to invest in the corporate design department. Other than inventory purchases, resources are allocated between the wholesale, retail and first cost divisions.

          c. An operating segment has discrete financial information available. Historically, the Company has had six brands, all of which designed and marketed footwear for women, men and children. For various non-operational reasons (i.e., some of the brands were licensed), the Company treated the brands as separate divisions. As the Company was growing and the brands were maturing, management believed that reporting certain financial data on a brand basis would help to illuminate management's discussion and analysis of financial condition and results of operations. As stated above, sales, cost of goods sold and gross profit were maintained on a brand basis. However, design, production, selling and administrative expenses were maintained on a corporate basis. These expenses were allocated to the individual divisions based on various factors including percent of sales, the estimated time a person devoted to a division and the amount of square footage the brand occupied in the Company's

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               offices. To illustrate this point, travel expenses are most often incurred by corporate employees who travel on behalf of several divisions. Travel expenses are allocated based on a division's proportion of net sales. Other than sales and cost of goods sold, discrete financial information is not available on the individual brands. Because of our structure of corporate design, production, selling and administrative departments, and following the addition of several new brands during the past several months, obtaining discrete financial data on the brand level is not reasonably possible, and as noted above, would be based on estimated allocations.

          Paragraph 17 of SFAS 131 outlines the criteria for aggregating segments. The measure for aggregation under paragraph 17 of SFAS 131 is "similar long-term performance." As you noted in your letter, differences in the levels of off-price sales, markdowns, allowances and the maturity of the brands may cause our margins to vary across our brands in any given year. However, over the long-term, we expect our brands to achieve similar long-term performance.

          The differences in the levels of off-price sales, markdowns, allowances and the maturity of the brands, which cause our margins to vary across our brands, vary from year to year. However, the measure for aggregation under paragraph 17 of SFAS 131 is "similar long-term performance." Based on this measure, as we have previously noted, we expect our brands to have similar performance over the long term. The brands achieve similar long-term performance because they have the same operating models and similar economic characteristics. For example, the divisions all design and market shoes for fashion conscious young men and women as well as children who shop in department and specialty stores; all the divisions utilize third-party factories located mostly in China and Brazil; all the Company's brands are distributed from three third-party warehouses, two in California and one in New Jersey; and one Creative and Design Chief and one Executive Vice President of Sales manages all the divisions. It is because of these similar economic characteristics and operating models that the divisions will, over the long-term, have similar performances.

          The variability between brand performance in any given year is one reason why we have different brands. Having several brands counteracts the effects of hot and cold trends of specific brands resulting in consistent financial results from year to year.

          After reevaluating our business in light of paragraphs 10 and 17, Management still believes that the parameters of SFAS 131 do not require businesses such as the Company's business to treat each of its brands as an operating segment. However, Management recognizes that the availability of sales and cost of goods sold data for each brand meets the requirements of paragraph 10 and thus, subject to the aggregation provisions of paragraph 17 and the quantitative provisions of paragraph 18, will report its brands as segments on future filings.

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

          Paragraph 18 addresses quantitative thresholds for segment reporting. Specifically, if a segment comprises less than 10% of combined revenue or combined profit, it does not have to be reported as a separate operating segment. Paragraph 18 also defines a 10% asset threshold, however, other than inventory and receivables, assets are not maintained on a divisional basis. Below is an analysis of these thresholds for all segments/divisions based on the years ended December 31, 2004 and 2005, and the six months ended June 30, 2006:

          Year ended December 31, 2004
          (000's omitted)
       Segment/division                Revenues      % to total        Operating income *        % to total
       ----------------               ----------     ----------        ------------------        ----------
       Wholesale:
         Womens                        $113,000          33%                 $ 2,000                 11%
         l.e.i                         $ 38,000          11%                 $ 1,000                  5%
         Mens                          $ 31,000           9%       a         $ 1,000                  5%
         Candie's                      $ 16,000           5%       a         $ 0,000                  0%
         Steven                        $ 21,000           6%       a         $ 2,000                 11%
         Stevies                       $ 10,000           3%       a         $ 0,000                  0%
         Unionbay                      $  1,000           0%       a         $ 0,000                  0%
                                      ----------------------------     ------------------------------------
       Total of aggregated
       wholesale divisions a           $ 79,000          23%                 $ 3,000                 16%
       Retail                          $108,000          31%                 $ 8,000                 42%
                                      ----------------------------     ------------------------------------
       Net sales                       $338,000          99%                 $14,000                 74%
       Commission and licensing
       fees - net                      $  5,000           1%                 $ 5,000                 26%
                                      ----------------------------     ------------------------------------
       Total                           $343,000         100%                 $19,000                100%
                                      ============================     ====================================

          Year ended December 31, 2005
          (000's omitted)
       Segment/division                Revenues      % to total        Operating income *        % to total
       ----------------               ----------     ----------        ------------------        ----------
       Wholesale:
         Womens                        $118,000          31%                 $ 5,000                 16%
         Mens                          $ 55,000          14%                 $ 9,000                 28%
         l.e.i.                        $ 30,000           8%       a         $ 2,000                  6%
         Candie's                      $ 22,000           6%       a         $ 3,000                  9%
         SMNY                          $  2,000           1%       a         $ 0,000                  0%
         Steven                        $ 16,000           4%       a         $(1,000)                (3%)
         Stevies                       $  8,000           2%       a         $ 1,000                  3%
         Unionbay                      $  1,000           0%       a         $ 0,000                  0%
                                      ----------------------------     ------------------------------------
       Total of aggregated
       wholesale divisions a           $ 49,000          13%                 $ 5,000                 16%
       Retail                          $122,000          32%                 $ 6,000                 19%
                                      ----------------------------     ------------------------------------
       Net sales                       $376,000          98%                 $25,000                 78%
       Commission and licensing
       fees - net                      $  7,000           2%                 $ 7,000                 22%
                                      ----------------------------     ------------------------------------
       Total                           $383,000         100%                 $32,000                100%
                                      ============================     ====================================

          Six months ended June 30, 2006
          (000's omitted)
       Segment/division                Revenues      % to total        Operating income *        % to total
       ----------------               ----------     ----------        ------------------        ----------
       Wholesale:
         Womens                        $ 68,000          28%                 $13,000                 33%
         Mens                          $ 30,000          12%                 $ 5,000                 12%
         Daniel Friedman               $ 26,000          11%                 $ 5,000                 12%
         Rule for Women                $  6,000           2%       a         $ 1,000                  3%
         Steven                        $ 10,000           4%       a         $ 1,000                  3%
         l.e.i.                        $  2,000           1%       a         $ 0,000                  0%
         Stevies                       $  3,000           1%       a         $ 0,000                  0%
         Rule for Men                  $  3,000           1%       a         $ 1,000                  3%
         Candie's                      $ 18,000           7%       a         $ 3,000                  8%
         SMNY                          $ 12,000           5%       a         $ 3,000                  8%
         Jump for Women                $  0,000           0%       a         $ 0,000                  0%
         Jump for Men                  $  0,000           0%       a         $ 0,000                  0%
         Natural Comfort               $  0,000           0%       a         $ 0,000                  0%
                                      ----------------------------     ------------------------------------
       Total of aggregated
       wholesale divisions a           $ 54,000          22%                 $ 9,000                 25%
       Retail                          $ 59,000          24%                 $ 1,000                  3%
                                      ----------------------------     ------------------------------------
       Net sales                       $237,000          97%                 $33,000                 82%
       Commission and licensing
       fees - net                      $  7,000           3%                 $ 7,000                 18%
                                      ----------------------------     ------------------------------------
       Total                           $244,000         100%                 $40,000                100%
                                      ============================     ====================================

          * Note: operating income is net of design, production, selling and administrative expenses that are allocated based on several factors.

          a Note: divisions that would be aggregated based on the provisions of paragraphs 17 and 18 of SFAS 131.

          The above analysis indicates that for the years ended December 31, 2005 and 2004, the Company would have reported five operating segments (including a segment that aggregated several brands) as opposed to the three operating segments it actually presented in its financial statements. For the six months ended June 30, 2006, despite the addition of several brands, the Company would have reported six operating segments. Pursuant to the parameters of paragraph 18, the Company will report six operating segments on its future filings. The Company will reevaluate the aggregation and 10% threshold provisions in connection with each future filing to insure proper disclosure.

The Company would welcome an opportunity to discuss the analysis provided in this letter and the implications for the Company's future filings at you earliest convenience. We will contact you in the near future to suggest times for a teleconference. In connection with our response to your comment outlined above, the Company acknowledges the following:

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

     o the Company is responsible for the adequacy and accuracy of the disclosure in filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,



/s/ ARVIND DHARIA
-----------------------
Arvind Dharia
Chief Financial Officer

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